稳盛金融控股集团Wins Finance Holdings Inc.

June 16, 2023

Re:	Wins Finance Holdings Inc. Form 20-F for Fiscal Year Ended June 30, 2021 Filed October 29, 2021 Form 20-F for Fiscal Year Ended June 30, 2022 Filed November 4, 2022 File No. 333-204074

Dear Mr. John Spitz and Mr. Benjamin Phippen:

Wins Finance Holdings Inc. (the “Company”) received your comment letter dated May 25, 2023. Below are the original comments and responses:

Form 20-F for Fiscal Year Ended June 30, 2022

Overview, page 38

1.	We note your response to comment 1. Considering your responses and the disclosures provided in your filings, we continue to believe that you lost control over Jinchen Agriculture and Dongsheng Guarantee on June 9, 2020. Furthermore, we note that you state that you were only able to confirm the information about the loss of control on September 14, 2020, but this was confirmed before filing your June 30, 2020 Form 20-F on November 12, 2020, and thus should have been recognized as of June 30, 2020 based on the guidance in ASC 855-10-25-1. Please refer to ASC 810-10-55-4A(d) and amend your Form 20-F for the fiscal year ended June 30, 2022 to reflect the loss of control and the resulting $175.4 million investment loss in fiscal year 2020 and provide all of the disclosures required by ASC 250-10-50-7.

Response: The Company has reviewed the comment and determined to amend the Form 20-F for the fiscal year ended June 30, 2022 (the “Amended 20-F”) as soon as possible to reflect the loss of control and the resulting $175.4 million investment loss in fiscal 2020. The Company plans to provide all disclosures required by ASC 250-10-50-7. The Company anticipates being in a position to file the Amended 20-F in August 2023.

稳盛金融控股集团Wins Finance Holdings Inc.

Report of Independent Registered Public Accounting Firm, page F-2

2.	We note your response to comment 2. We will not conclude on the audit opinion for fiscal year ended June 30, 2020 until you have amended your Form 20-F for fiscal year ended June 30, 2022. However, to the extent that you believe you can obtain an unqualified audit report for fiscal year ended June 30, 2020, please explain how because it would appear that you need to reflect the activity of Jinchen Agriculture and Dongsheng Guarantee in the Consolidated Statements of Income and Other Comprehensive Income, Consolidated Statements of Changes in Stockholders’ Deficit, and Consolidated Statements of Cash Flows up until the date you lost control.

Response: The Company’s auditor has advised the Company that it will revise its audit report in the Amended 20-F to provide a qualified opinion for the year ended June 30, 2020 and an unqualified opinion for the years ended June 30, 2022 and 2021.

Please contact Giovanni Caruso at Loeb & Loeb, the Company’s counsel, at 212 407-4866 with any questions.

Sincerely,

/s/ Renhui Mu

_____________________

Name: Renhui Mu

Title: Chairman

Wins Finance Holdings Inc